BEST AVAILABLE COPY

PROCESSED

MAY 17 2005

THOMSON FINANCIAL

enewmedia

e-New Media Company Limited

RECEIVED

2005 MAY -3 A 11:00

OFFICE OF INTERNATIONAL CORPORATE FINANCE

29 April 2005

SEC FILE NO. 82-5101

VIA FEDERAL

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.


05007937

SUPPL

Re: e-New Media Company Limited (the "Company")
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We submit the following documents in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's final results announcement for the year ended 31 December 2004, dated 15 April 2005, published (in English language) in The Standard and published (in Chinese language) in the Hong Kong Economic Times, both on 18 April 2005;

2. The Company's announcement regarding the proposed change of name of the Company, dated 15 April 2005, published (in English language) in The Standard and published (in Chinese language) in the Hong Kong Economic Times, both on 18 April 2005;

3. The Company's announcement regarding the renewal of a tenancy agreement, dated 28 April 2005, published (in English language) in The Standard and published (in Chinese language) in the Hong Kong Economic Times, both on 29 April 2005;

4. The Company's notice of annual general meeting to be held on 3 June 2005, dated 29 April 2005, published (in English language) in The Standard and published (in Chinese language) in the Hong Kong Economic Times, both on 29 April 2005;

5. The Company's circular regarding the proposals for re-election of directors, general mandate to issue shares, change of company name and notice of annual general meeting; dated 29 April 2005; and

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15/F, Chinachem Golden Plaza,
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enewmedia

e-New Media Company Limited

6. The Company's 2004 Annual Report.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
e-NEW MEDIA COMPANY LIMITED



Yvonne Cheng
Company Secretary

Enclosures.

Suite 1502,
15/F, Chinachem Golden Plaza,
77 Mody Road, Tsimshatsui East,
Kowloon, Hong Kong
Tel +852 2594 0600

enewmedia

e-NEW MEDIA COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 128)

Results Announcement for the Year Ended 31 December 2004

The Board of Directors (the "Board") of e-New Media Company Limited (the "Company") announces the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2004 with comparative figures for last year as follows:

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the year ended 31 December 2004
(Expressed in Hong Kong dollars)

	Notes	2004 $'000	2003 $'000
Turnover	3	221,273	138,600
Cost of sales		(86,694)	(42,848)
Gross profit		134,579	95,752
Other revenue and gains	4	18,610	4,496
Selling and distribution costs		(55,808)	(16,581)
Administrative expenses		(80,548)	(71,535)
Other operating expenses, net		(28,390)	(33,830)
Write-back of deficits on revaluation of properties		35,780	9,699
Profit/(loss) from operating activities	5	24,223	(11,999)
Finance costs	6	(377)	(969)
Share of profits and losses of associates		(5,112)	(19,472)
Profit/(loss) before tax		18,734	(32,440)
Tax	7	159	(111)
Profit/(loss) before minority interests		18,893	(32,551)
Minority interests		(5,277)	(1,518)
Net profit/(loss) from ordinary activities attributable to shareholders		13,616	(34,069)
Earnings/(loss) per share	8		
- Basic		0.8 cents	(2.1) cents
- Diluted		N/A	N/A

Notes:

1 **Impact of recently issued Hong Kong Financial Reporting Standards ("HKFRSs")**

The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards, herein collectively referred to as the new HKFRSs, which are generally effective for accounting periods beginning on or after 1 January 2005. The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31 December 2004. The Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

2 **Basis of preparation**

The financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards (which also include Statements of Standard Accounting Practice and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong and the Companies Ordinance. They have been prepared under the historical cost convention, except for the periodic remeasurement of investment properties and certain fixed assets and equity investments.

3 ***Turnover and segmental information***

An analysis of the Group's revenue and results by the Group's business segments and an analysis of the Group's revenue by the Group's geographical segments are as follows:

(a) ***Business segments***

	Group turnover 2004 $'000	Group turnover 2003 $'000	Contribution to profit/(loss) from operating activities 2004 $'000	Contribution to profit/(loss) from operating activities 2003 $'000
Wholesale and retail of fashion wear and accessories	164,250	52,636	13,846	3,745
Telecommunications services*	24,104	50,606	3,820	4,922
Resort and recreational club operations	19,528	20,647	(4,617)	(8,357)
Investments and treasury	13,391	14,711	(22,446)	(19,596)
	221,273	138,600	(9,397)	(19,286)
Unallocated expenses			(2,160)	(2,412)
Write-back of deficits on revaluation:				
- Resort and recreational club properties			35,180	9,699
- Investment properties			600	—
Profit/(loss) from operating activities			24,223	(11,999)
Finance costs			(377)	(969)
Share of profits and losses of associates			(5,112)	(19,472)
Profit/(loss) before tax			18,734	(32,440)
Tax			159	(111)
Profit/(loss) before minority interests			18,893	(32,551)
Minority interests			(5,277)	(1,518)
Net profit/(loss) from ordinary activities attributable to shareholders			13,616	(34,069)

(b) ***Geographical segments***

	Group turnover 2004 $'000	Group turnover 2003 $'000
Hong Kong	195,662	82,443
Mainland China	3,214	2,836
North America	11,102	35,689
European Union	6,138	13,396
Japan	2,573	922
Other Asia Pacific regions	2,578	3,271
Others	6	43
	221,273	138,600

* Included in turnover from the provision of telecommunications services for the year ended 31 December 2004 is a sum of $10,224,000 (2003: $25,572,000) received from a final transit carrier in respect of traffic revenue generated in prior years which was not recognised previously in view of the uncertainty of its collectibility.

4 **Other revenue and gains**

An analysis of other revenue and gains is as follows:

	2004 $'000	2003 $'000
Sub-leasing rental income	5,839	1,244
Management fees	3,599	876
Consulting service fees	257	1,015
Gain on disposal of a franchise business	4,519	—
Gain on waiver of other loans	—	600
Commission income	1,131	65
Others	3,265	696
	18,610	4,496

5 **Profit/(loss) from operating activities**

The Group's profit/(loss) from operating activities is arrived at after charging/(crediting):

	2004 $'000	2003 $'000
Cost of inventories sold	84,017	31,253
Goodwill arising from the acquisition of subsidiaries:		
Amortisation for the year	622	267
Impairment arising during the year	1,435	—
Goodwill arising from the acquisition of associates:		
Amortisation for the year	—	1,815
Impairment arising during the year	—	14,319
Depreciation	9,217	11,664
Dividend income from listed investments	(5,624)	(4,162)
Dividend income from unlisted investments	—	(3,409)
Interest income	(7,767)	(7,140)
Exchange gains, net	(3,503)	(671)
(Gain)/loss on disposal of fixed assets	(333)	258
Net realised and unrealised gain on investments in other securities	(14,170)	(15,093)
Impairment of long term investment securities	22,988	32,800

6 **Finance costs**

Finance costs represented interest on bank loans and overdrafts wholly repayable within five years.

7 **Tax**

No provision for Hong Kong profits tax at the rate of 17.5% and overseas income tax has been made for the year ended 31 December 2004 (2003: $3,000) as the Company and its subsidiaries either do not generate any assessable profits for the year or have available tax losses brought forward from prior years to offset against any assessable profits generated during the year. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

	2004 $'000	2003 $'000
Current — Hong Kong		
Charge for the year	—	3
Current — Overseas		
Charge for the year	—	115
Overprovision in prior years	(42)	(7)
Deferred tax	(117)	—
Total tax (credit)/charge for the year	(159)	111

8 **Earnings/(loss) per share**

The calculation of basic earnings/(loss) per share is based on the net profit/(loss) attributable to shareholders for the year of $13,616,000 (2003: loss of $34,069,000), and the weighted average of 1,650,658,676 (2003: 1,650,658,676) ordinary shares in issue during the year.

Diluted earnings/(loss) per share amounts for the years ended 31 December 2004 and 2003 have not been disclosed as no diluting events existed during these years.

DIVIDEND

The directors do not recommend the payment of any dividend for the year ended 31 December 2004. (2003: HK$Nil).

CHIEF EXECUTIVE OFFICER'S STATEMENT

FINANCIAL REVIEW

The Group reported a turnover of HK$221,273,000 (2003: HK$138,600,000) and *consolidated profit attributable to shareholders amounted to HK$13,616,000 (2003: Loss* of HK$34,069,000) for the year ended 31 December 2004. Basic and diluted earnings per share was 0.8 HK cents (2003: Loss of 2.1 HK cents).

Several lines of business contributed to the improvement of the Group's performance. In the Resort and recreational club operations sector, the Clubs experienced a substantial appreciation in capital value for their premises due to current improvement efforts, promising future prospects and improved market conditions, and write backs of certain revaluation deficit are also implemented. In the International Premium Rate Services *business, Management was able to successfully collect certain prior years' outstanding* debts and recovered several overdue sums. Swank performed satisfactorily amidst the robust retail climate in Hong Kong and recorded improved results. Certain strategic investments that the Group made also appreciated in value.

LIQUIDITY AND FINANCIAL POSITION

At 31 December 2004, the Group was in a solid financial position with a cash and deposit holdings of HK$581,349,000 (2003: HK$635,058,000). At 31 December 2004, total borrowings stood at HK$21,308,000 (2003: HK$61,931,000) with HK$12,758,000 (2003: HK$52,787,000) repayment falling due within one year. The Group's gearing ratio (a comparison of total borrowings with total equity) was 2.3% at the balance sheet date (2003: 6.8%). The current ratio at 31 December 2004 was 6.7 times (31 December 2003: 4.7 times).

At 31 December 2004, the Group's borrowings and bank balances were primarily denominated in Hong Kong dollars, United States dollars and Euros and exchange differences were reflected in the audited financial statements. All borrowings of the Group are either interest-free or on a floating rate basis. During the year, the bank loans of HK$46,680,000 (US$6,000,000) was repaid in full from its internal resources. Accordingly, pledges of the Company's fixed deposits given to secure such bank loans have been reduced by an equivalent amount.

The Group's imported purchases are mainly denominated in Euros and United States dollars. The Group will from time to time review its foreign exchange position, when it considers appropriate, will hedge its foreign exchange exposure by way of forward foreign exchange contract.

PLEDGE OF ASSETS

Pledges of the Group's fixed deposits of US$44,000 (2003: US$6,110,000) was given to bankers to secure general banking facilities to the extent of US$44,000 as at 31 December 2004 (2003: US$6,110,000).

BUSINESS REVIEW

RESORT AND RECREATIONAL CLUB OPERATIONS

Shanghai Hilltop Country Club ("Shanghai Hilltop")

The expansion and upgrade of Shanghai Hilltop progressed on schedule. Upon completion of such works, Shanghai Hilltop will mainly comprise a hotel building, a clubhouse building, other ancillary structures and certain outdoor recreational facilities including a 200-meter golf driving range, tennis courts and outdoor swimming pool. Shanghai Hilltop will be renamed "Vivasha" after completion of the upgrading process.

The hotel building is a four-star resort hotel, which provides around 300 guest rooms. It will be facilitated with Chinese and Western restaurants and multi-purpose conference rooms. The Clubhouse Building will be facilitated with indoor swimming pools, spa, gymnasium, a multi-function sport centre with badminton courts, table-tennis room, chess room and activity centre, etc.

Management expects that Shanghai Hilltop will have a soft opening in mid 2005 and *Shanghai Hilltop would become one of the largest and leading Club Resorts in Shanghai* in terms of scale and functions provided. Based upon the high occupancy rate in hotels in Shanghai last year, Management believes this trend will continue for the next few years and benefit our new hotel. In addition, Management believes that the current solid demand of quality residential properties in Shanghai is an indication that Shanghai residents are more concerned about living quality than ever, especially given that the expectation for economic growth would remain high in this decade. Consequently, Management is optimistic about the business development of Shanghai Hilltop.

In *view of the above factors, Management decided to acquire an additional* 15% shareholdings of Shanghai Landis Hospitality Management Co. Ltd, the management company of Shanghai Hilltop, resulting in a total shareholdings of 35% upon completion in February 2005.

Hong Kong Hilltop Country Club ("Hilltop")

Hilltop's performance in 2004 was largely in line with Management's expectation. The accommodation facility performed satisfactorily and recorded a significant increase in revenue, due largely to the influx of tourists from China starting in March. Both the Chinese Restaurant and Banquet and the European Restaurant and Banquet performed below expectation, as the fierce competition and a decrease in meetings and training activities affected the restaurant's performance. Sports and Recreation performed largely in line with Management's expectations.

Hilltop is expected to maintain its competitiveness as a result of the renovation works and dedication to cater to customer's demands. The upgrading of facilities at Hilltop is ongoing in order to keep the facility in good shape.

TELECOMMUNICATIONS

International Premium Rate Services ("IPRS")

The traditional IPRS voice market did not show any signs of recovery in 2004 as market conditions continued to be difficult. One major reason for such steep decline is that U.S. and Japan, two of the biggest IPRS voice markets, have virtually become extinct. The U.S. market was affected by various regulatory issues and Japan was affected by the introduction of other new types of "value added services" (mainly coming from the mobile sector). As a result, both margin and revenue were further reduced.

Growing demand for "infotainment" in China represents a growing demand for premium rate calls. The Group will, in the coming year, begin to look for business opportunities for entering into the market.

Another major task for the coming year is to continue to exercise diligent and unrelenting efforts to collect outstanding and overdue payments from its debtors. In addition, even amidst difficult market conditions and fierce competition, Management is pleased to report that the Group was able to maintain its existing termination points.

Management believes that despite the same *difficult trading conditions will remain* ahead, it envisages that the opening up of the China market will not only revitalize the premium rate voice services, but will also open doors for the Group to attempt in different areas in the "value added service" sector such as premium data calls, Premium *SMS etc.*

Wireless Network Card Business

Shanghai ENM Telecom & Technologies Limited ("SENMTT")'s core business is *providing wireless internet access services* through mobile network and cooperates with China Mobile Shanghai and China Unicom Shanghai to distribute GPRS and CDMA1X network cards in the Shanghai region. SENMTT has developed solid business collaborations with local business partners and operators' retail shops and become one of the major CDMA1X distributors of China Unicom Shanghai. In 2005, Management plans to explore new opportunities to apply the current business model to other consumer products/services.

FASHION RETAIL

The Swank Shop Limited ("Swank")

Swank continued to benefit from the rebound in consumer confidence in Hong Kong. Its business maintained the momentum seen in the first half of 2004 and recorded improved results in 2004.

A total of four new retail outlets with an aggregate floor area of over 6,500 square feet were established in the second half of 2004 and first quarter of 2005: Givenchy at Sogo Department Store, Givenchy at ifc mall, Swank Ladies at Gateway and Kenzo at ifc mall. Swank will also add to its retail network another renowned boutique in the second quarter of 2005, the Roberto Cavalli flagship store in ifc mall. Management believes that the expanded retail portfolio in prime retail locations will further enhance Swank's business and is conducting further studies of expansion plans.

BIO-MEDICAL

Genovate Biotechnology Company Limited ("Genovate")

Genovate (founded in Taiwan in 1993 by Genelabs Technologies, Inc. of the USA) is a fully integrated pharmaceutical company, encompassing in its operation: new drug development and new formulation capability; clinical trials for local and international pharmaceutical companies; drug manufacturing; drug marketing and distribution in Taiwan.

Genovate has a range of new drug products in the pipeline. "Genetaxyl" is an improved version of Paclitaxel (BMS' Taxol) developed by Genovate for treatment of breast cancer, and its market share in Taiwan has increased favourably. In addition, two marketed new drugs, Urotrol and Genetaxyl Glusafes, received positive market acceptance in Taiwan. Furthermore, in early 2005, for the first time Taiwan has granted approval for the sale of two "once a day" new drugs, Loxol SR and Diabetrol SR. The drugs are expected to launch shortly in Taiwan. Such flow of new drugs will further strengthen Genovate's sales.

Cardima, Inc. ("Cardima")

Cardima is a public company involved in medical devices for minimally invasive treatment of atrial fibrillation by utilising its Surgical Ablation System ("SAS") during heart surgery. The SAS, a combination of devices including Revelation Tx microcatheter system, has already received marketing clearance through CE Mark approval in Europe. *As for the U.S. market, Cardima has yet to secure Pre-Market Approval from the U.S.* Food and Drug Administration for SAS to proceed to marketing; to support its efforts, Cardima is exploring various opportunities.

OTHER INVESTMENTS

SinoPay.com Holdings Limited ("SinoPay"), formerly known as ChinaPay.com Holdings Limited

SinoPay's main business is providing B2C electronic payment and intra-bank fund *transfer solution services in Mainland China through its Joint Venture (the "JV") in* Shanghai with China UnionPay. In June 2004, the JV has completed a capital increase transaction and SinoPay shareholdings in the JV have been reduced from 49% to 40%. The Group's interest in the JV has been diluted from 3.43% to 2.8% accordingly.

In response to the gradual opening of financial services in Mainland China, China UnionPay proposed a new merger transaction between the JV and 廣州好易聯支付網絡公司 ("Easylink"), a counterpart of the JV in Guangdong controlled by China UnionPay at present for higher operating efficiency and market share. After the proposed merger, the *two companies may share resources and join forces to further expand into a nationwide* interoperable bankcards network and further develop China's bankcard industry. Management believes that the proposed merger between the two companies is highly synergistic and the resulting performance of the JV should have a significant *improvement. The proposed merger* is targeted to be completed in 2005.

Beijing Smartdot Technologies Co. Ltd. ("Smartdot")

Smartdot engages in software development and solutions projects in China and its primary focus is in the area of e-Government projects and office automation systems for the corporate sector. Over the reporting period, Smartdot has set up 2 subsidiaries in Guangdong and Zhejiang to try to capture businesses in other regions.

EMPLOYEE AND REMUNERATION POLICIES

At the date of this announcement, the Group employs a total of *286 full time staff with* its main workforce stationed in the Group's offices in Hong Kong. The Group's remuneration policies are performance based and are in line with the salary trends in the respective locations. The Group provides employee benefits such as staff insurance *schemes, provident* and pension *funds, discretionary performance bonus, external* training support, and a performance based share option scheme.

CONTINGENT LIABILITIES

At 31 *December* 2004, the *Company* or the *Group* had the following significant contingent liabilities:

(a) The Group had a contingent liability in respect of possible future long service payments to employees under the Hong Kong Employment Ordinance, with a maximum possible amount of *HK$3,414,000 (2003: HK$4,057,000)* as at 31 December 2004. The contingent liability has arisen because, at the balance sheet date, a number of current employees have achieved the required number of years of service to the Group in order to be eligible for long service payments under the *Employment Ordinance if their employment is terminated* under certain circumstances. A provision has not been recognised in respect of such possible payments, as it is not considered probable that the situation will result in a material future outflow of resources from the Group.

(b) One of the telecommunications *content providers of a subsidiary issued a letter* through its solicitors in March 2002 claiming damages of US$1,500,000 (equivalent to HK$11,670,000) from that subsidiary in relation to rate changes applied by that subsidiary for services delivered by the content provider. The claimant also disputed *traffic volumes generated in the past and claimed to have been underpaid* by at least US$2,736,000 (equivalent to HK$21,286,000).

Management studied the allegations raised and sought legal advice on the subsidiary's legal rights and liabilities. Upon advice, the subsidiary sought to refute most of the allegations and has made a *counterclaim of approximately* US$6,215,000 (equivalent to HK$48,353,000) in September 2002 for the return of sums advanced on account to the content provider due to uncollectibles, discrepancies arising on reconciliation of traffic volumes and other related items. *Thereafter, there has been no communication in respect of the mentioned claims* between the subsidiary and the content provider.

Based on the above, management considers that it is unlikely that any loss will arise and accordingly, no provision has been made in the financial statements.

(c) During the year ended 31 December 2004, the Company executed corporate guarantees as part of the security for general banking facilities granted to certain subsidiaries to the extent of HK$342,000 (2003: HK$47,536,000) and for rental payable by a subsidiary to the extent of nil (2003: HK$101,000).

AUDIT COMMITTEE

The Company has an audit committee which was established pursuant to the requirements of the Rules Governing the Listing of Securities (the "Listing Rules") on The *Stock* Exchange of *Hong Kong Limited (the "Stock Exchange") for the purposes of* reviewing and providing supervision over the Group's financial reporting process and internal controls. The Audit Committee comprises the one non-executive director and three independent non-executive directors of the Company. The audited financial *statements of the Group for the year ended 31 December* 2004 have been reviewed by the Audit Committee.

CODE OF BEST PRACTICE

In the opinion of the Directors, the Company has complied with the Code of Best Practice (the "Code") as set out in Appendix 14 to the Listing Rules throughout the accounting period covered by the annual report, except that the non-executive and independent non-executive directors of the Company are not appointed for specific terms as required by paragraph 7 of the Code, but are subject to retirement by rotation in accordance with the Company's articles of association. *The Code contained in Appendix* 14 of the Listing Rules has been replaced by the Code on Corporate Governance Practices (the "New Code") with effect from 1 January 2005 and the New Code will apply for subsequent reporting periods.

DISCLOSURE OF INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

All the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules in force prior to 31 March 2004, which remains applicable to results *announcements in respect of accounting periods* commencing before 1 July 2004 under the transitional arrangements, will be published on the Stock Exchange's website in due course.

By order of the Board
James C. Ng
Chief Executive Officer

Hong Kong, 15 April 2005

As at the date of this announcement, the Executive Directors are Mr. Joseph Wing Kong LEUNG (Chairman), Mr. James C. NG (Chief Executive Officer), Mr. Derek Wai Choi LEUNG and Mr. Wing Tung YEUNG; the Non-executive Director is Mr. Raymond Wai Pun LAU; and the Independent Non-executive Directors are Dr. Cecil Sze Tsung CHAO, Dr. Jen CHEN and Mr. Ian Grant ROBINSON.

enewmedia

安寧數碼科技有限公司

(於香港註冊成立之有限公司)
(股份代號：128)

截至二零零四年十二月三十一日止年度
業績公佈

安寧數碼科技有限公司(「本公司」)董事會(「董事會」)宣佈本公司及其附屬公司(「本集團」)截至二零零四年十二月三十一日止年度之經審核綜合業績，連同去年之比較數字如下：

綜合損益表
截至二零零四年十二月三十一日止年度
(以港元呈列)

	附註	二零零四年 千元	二零零三年 千元
營業額	3	221,273	138,600
銷售成本		(86,694)	(42,848)
毛利		134,579	95,752
其他收入及收益	4	18,610	4,496
銷售及分銷成本		(55,808)	(16,581)
行政費用		(80,548)	(71,535)
其他經營費用淨額		(28,390)	(33,830)
撥回物業重估虧絀		35,780	9,699
經營溢利／(虧損)	5	24,223	(11,999)
融資成本	6	(377)	(969)
應佔聯營公司溢利及虧損		(5,112)	(19,472)
除稅前溢利／(虧損)		18,734	(32,440)
稅項	7	159	(111)
未計少數股東權益前溢利／(虧損)		18,893	(32,551)
少數股東權益		(5,277)	(1,518)
股東應佔經常業務溢利／(虧損)淨額		13,616	(34,069)
每股盈利／(虧損)	8		
一基本		0.8仙	(0.21)仙
一攤薄		不適用	不適用

附註：

1 **最新頒佈的香港財務報告準則(「財務報告準則」)之影響**

香港會計師公會已頒佈多項新及經修訂香港財務報告準則及香港會計準則(以下統稱為新財務報告準則)，一般於二零零五年一月一日或以後開始的會計期間生效。本集團並無提早於截至二零零四年十二月三十一日止年度的財務報表內採納此等新財務報告準則。本集團已開始評估此等新財務報告準則的影響，但目前仍未能表明此等新財務報告準則會否對本集團之業績及財務狀況帶來重大影響。

2 **編製基準**

本財務報表乃按照香港會計師公會發出之香港財務報告準則(包括《會計實務準則》及詮釋)、香港公認之會計原則及香港《公司條例》之規定而編製。除對投資物業及若干固定資產及股本投資作定期重新估值外，本財務報表按原值成本法編製。

3 **營業額及分類資料**

本集團按業務分類之收益及業績分析，以及本集團按地區分類之收益分析如下：

(a) ***業務分類***

	集團營業額 二零零四年 千元	集團營業額 二零零三年 千元	經營溢利／(虧損)之貢獻 二零零四年 千元	經營溢利／(虧損)之貢獻 二零零三年 千元
批發及零售時裝及飾物	164,250	52,636	13,546	3,745
電訊服務*	24,104	50,606	3,820	4,922
經營渡假中心及俱樂部	19,528	20,647	(4,617)	(8,357)
投資及財務管理	13,391	14,711	(22,146)	(19,596)
	221,273	138,600	(9,397)	(19,286)
未分配支出			(2,160)	(2,412)
撥回重估虧絀：				
一渡假中心及俱樂部物業			35,180	9,699
一投資物業			600	—
經營溢利／(虧損)			24,223	(11,999)
融資成本			(377)	(969)
應佔聯營公司溢利及虧損			(5,112)	(19,472)
除稅前溢利／(虧損)			18,734	(32,440)
稅項			159	(111)

流動資金及財務狀況

於二零零四年十二月三十一日，本集團之財務狀況穩健，持有581,349,000港元現金及存款(二零零三年：635,058,000港元)。於二零零四年十二月三十一日，借貸總額為21,308,000港元(二零零三年：61,931,000港元)，其中12,758,000港元(二零零三年：52,787,000港元)須於一年內到期償還。於年度結算日，本集團之資本負債比率(即借貸總額與股東權益總額之比率)為2.3%(二零零三年：6.8%)。於二零零四年十二月三十一日之流動比率為6.7倍(二零零三年十二月三十一日：4.7倍)。

於二零零四年十二月三十一日，本集團之借貸及銀行結餘主要以港元、美元及歐元為單位，而匯兌差額已於經審核財務報表內反映。本集團之所有借款均為免息或以浮息計算。本集團於年內已從其內部資源悉數償還銀行貸款46,680,000港元(6,000,000美元)。因此，為獲取該銀行貸款而作抵押之本公司定期存款，已減少相等款額。

本集團之進口採購主要以歐元及美元結算。本集團會不時審閱其外匯狀況，如認為適當，將會透過遠期外匯合約對沖外匯風險。

資產抵押

本集團於二零零四年十二月三十一日抵押其定期存款44,000美元(二零零三年：6,110,000美元)，作為取得金額達44,000美元(二零零三年：6,110,000美元)之一般銀行融資之抵押。

業務回顧

經營渡假中心及俱樂部

上海顯達鄉村俱樂部(「上海顯達」)

上海顯達之擴建及升級工程如期進行。在完成該等工程後，上海顯達將主要包括一幢酒店大樓、一幢俱樂部大樓，其他配套建築物及若干戶外康樂設施，包括一個200米高爾夫球練習場、網球場及戶外游泳池。上海顯達將在完成升級工程後改名為「上海萬歲城市渡假中心」。

酒店大樓為一家四星級渡假酒店，約有300間客房。設有中、西餐館及多用途會議廳。俱樂部大樓設有戶內游泳池、水療浴池、健身室，並附設羽毛球場、乒乓球室、棋藝室及活動中心等設施之多功能體育中心。

管理層預期，上海顯達於二零零五年中試業。就規模及功能而言，上海顯達將成為上海其中之一最大及領先之俱樂部渡假中心。根據上海酒店去年之高入住率，管理層相信該趨勢將在未來數年得以延續，並對本集團之新酒店有利。此外，管理層相信，現時上海對優質住宅物業的強大需求，反映上海市民日益講求生活質素，尤其是預期未來十年經濟增長將維持高企。因此，管理層對上海顯達之業務發展充滿信心。

鑑於上述因素，管理層決定增購上海顯達之管理公司上海麗致育樂經營管理有限公司15%股權，於二零零五年二月增購完成後，本集團之股權合共達35%。

香港顯達鄉村俱樂部(「顯達」)

顯達二零零四年之表現大致符合管理層之預期。房客服務有滿意表現，收益錄得大幅增長，原因為自三月起大量中國遊客訪港。中式餐廳及西式餐廳之表現遜於預期，原因為激烈競爭以及會議及培訓活動減少，致餐廳之表現受到影響。至於體育及娛樂設施服務之表現則大致符合管理層之預期。

預期在翻新工程及致力配合客戶之需求下，顯達可維持其競爭力。顯達之設施提升工作將持續進行，使其經常保持最佳狀態。

電訊

國際電訊增值服務(「IPRS」)

於二零零四年，由於市場狀況仍然艱巨，傳統IPRS語音市場並無復甦跡象。市況大幅下滑其中一個原因為兩大IPRS語音市場，即美國及日本市場近於完全消失。美國市場受到多項規管問題困擾，日本則因引入其他新型「增值服務」(主要來自流動電話業)而受到影響。

中國在「資訊娛樂」方面與日益俱增之需求，代表對增值通話之需求增加。本集團將在來年開始尋覓進軍該市場之商機。

在未來一年，本集團其中一項主要工作為繼續努力及堅持不懈地向應付款公司追收未償還及過期款項。此外，儘管市況艱巨及競爭劇烈，管理層欣然報告，本集團仍能維持其現有終端點。

管理層相信，儘管未來經營環境仍將同樣艱巨，預期中國市場之開放不僅將為增值語音服務重新注入動力，還將為本集團開啟進軍不同類別「增值服務」(例如增值通話、增值短訊等)之商機。

無線上網卡業務

上海安電通信科技發展有限公司(「上海安電」)之主要業務為透過流動網絡提供無線上網服務，以及與上海移動通信及上海中國聯通合作，在上海分銷GPRS及CDMA1X上網卡。上海安電與當地業務夥伴及營運商之零售店已建立穩固之業務合作關係，並成為上海中國聯通CDMA1X之其中一主要分銷商。於二零零五年，管理層擬發掘將現有業務模式應用於其他消費者產品／服務之新商機。

時裝零售

詩韻有限公司(「詩韻」)

詩韻繼續在香港消費者之信心反彈中受惠。其業務維持二零零四年上半年之勢頭，於二零零四年繼續錄得業績增長。

	二零零四年 千元	二零零三年 千元
股東應佔經常業務溢利／(虧損)淨額	13,616	(34,069)

(b) *地區分類*

	集團營業額	
	二零零四年	二零零三年
	千元	千元
香港	195,662	82,443
中國大陸	3,214	2,836
北美	11,102	35,689
歐盟	6,138	13,396
日本	2,573	922
其他亞太地區	2,578	3,271
其他	6	43
	221,273	138,600

* 一筆從最終轉駁電訊公司收回之款項10,224,000元(二零零三年：25,572,000元)，屬於過往年度所賺取之傳送量收益，已反映於電訊服務業務截至二零零四年十二月三十一日止年度之營業額中。由於未知能否收取該款項，因此並未於過往期間確認為收益。

4 **其他收入及收益**

其他收入及收益之分析如下：

	二零零四年 千元	二零零三年 千元
分租租金收入	5,839	1,244
管理費	3,599	876
顧問服務費用	257	1,015
出售一持許經營業務之收益	4,519	–
獲豁免其他貸款之收益	–	600
佣金收入	1,131	65
其他	3,265	696
	18,610	4,496

5 **經營溢利／(虧損)**

本集團之經營溢利／(虧損)已扣除／(計入)下列各項：

	二零零四年 千元	二零零三年 千元
銷售存貨成本	84,017	31,253
收購附屬公司產生之商譽：		
年內攤銷	622	267
年內減值	1,435	–
收購聯營公司產生之商譽：		
年內攤銷	–	1,815
年內減值	–	14,519
折舊	9,217	11,664
上市證券投資之股息收入	(5,624)	(4,162)
非上市證券投資之股息收入	–	(3,409)
利息收入	(7,767)	(7,140)
滙兌收益淨額	(3,503)	(671)
出售固定資產之(收益)／虧損	(333)	258
其他證券投資之已變現及未變現收益淨額	(14,170)	(15,093)
長期投資證券減值	22,988	32,800

6 **融資成本**

融資成本為須於五年內全數償還之銀行貸款及透支之利息。

7 **稅項**

由於本公司及其附屬公司於本年度並產生任何課稅溢利，或承前之過往年度稅務虧損足以抵銷本年度產生之應課稅溢利，故並無就截至二零零四年十二月三十一日止年度作出香港利得稅(稅率17.5%)及海外所得稅撥備(二零零三年：3,000元)。其他地區應課稅溢利之稅項乃按本集團經營所在國家之現行稅率計算，並以該地之現有法例，詮釋及慣例為基準。

	二零零四年 千元	二零零三年 千元
本年度－香港		
年內稅項	–	3
本年度－海外		
年內稅項	–	115
過往年度之超額撥備	(42)	(7)
遞延稅項	(117)	–
年內(抵免)／稅項	(159)	111

8 **每股盈利／(虧損)**

每股基本盈利／(虧損)乃根據年內股東應佔溢利／(虧損)淨額13,616,000元(二零零三年：虧損34,069,000元)及年內已發行普通股加權平均數1,650,658,676股(二零零三年：1,650,658,676股)計算。

由於兩個年度並不存在具攤薄效應之事項，故並無披露截至二零零四及二零零三年十二月三十一日止年度之每股攤薄盈利／(虧損)金額。

股息

董事並不建議就截至二零零四年十二月三十一日止年度派發任何股息(二零零三年：無)。

行政總裁報告書

財務回顧

截至二零零四年十二月三十一日止年度，本集團錄得營業額221,273,000港元(二零零三年：138,600,000港元)及股東應佔綜合溢利13,616,000港元(二零零三年：虧損34,069,000港元)。每股基本及攤薄盈利為0.8港仙(二零零三年：虧損2.1港仙)。

數項業務使本集團表現得以改善。在經營渡假中心及俱樂部業務方面，由於現行改善措施、業務前景理想及市況改善，故俱樂部物業之資本值大幅提升，以及回撥若干重估虧絀。在國際電訊增值服務業務方面，管理層成功收回若干過往年度之未償還款項及收回數項過期款項。在香港零售業暢旺下，詩韻表現出色，其業績亦錄得增長。本集團作出之若干策略投資亦出現升值。

詩韻繼續在香港消費者之信心反彈中受惠。其業務維持二零零四年上半年之勢頭，於二零零四年繼續錄得業績增長。

二零零四年下半年及二零零五年首季共開設四家新零售店，總樓面面積逾6,500平方呎：崇光百貨公司之Givenchy、國際金融中心商場之Givenchy、港威中心之Swank Ladies及國際金融中心商場商場之Kenzo。詩韻將於二零零五年第二季為其零售網絡增添另一家著名時裝店，即於國際金融中心商場之Roberto Cavalli旗艦店。管理層相信，在高級零售點擴展其零售網絡，可進一步提升詩韻之業務，管理層現正就擴展計劃作進一步研究。

生物醫藥

健亞生物科技股份有限公司(「健亞」)

健亞(由美國Genelabs Technologies, Inc.於一九九三年在台灣創立)為一家綜合性之藥物公司，其業務範圍包括：開發新藥物及研製新劑型、為當地及國際藥物公司進行臨床測試、製藥，以及在台灣市場進行藥物推廣及分銷。

健亞正在開發一系列新藥物。「Genetaxyl」為健亞所開發之治療乳癌藥物「Paclitaxel」(BMS' Taxol)之改良配方，該藥物在台灣之市場佔有率有頗佳增長。此外，兩種新推出藥物「Urotrol」及「Genetaxyl Glusafes」，在台灣市場反應良好。此外，於二零零五年初，台灣首次批准銷售兩種「每日一次」新藥Loxol SR及Diabetrol SR。預期該等藥物將於短期內在台灣推出。接連推出新藥物，將可進一步鞏固健亞之銷售額。

Cardima, Inc.(「Cardima」)

Cardima為一家上市公司，從事在心臟手術使用其Surgical Ablation System(「SAS」)進行心房纖維性顫動微創治療之醫療儀器業務。SAS(包括Revelation Tx微型導管系統之儀器組合)之市場推出已通過歐洲之CE Mark批准。至於美國市場，就進行SAS之市場推廣，Cardima仍待取得美國食品及藥物管理局之推出市場前批准。為此，Cardima現正探索各種機會。

其他投資

SinoPay.com Holdings Limited(「SinoPay」)，前稱ChinaPay.com Holdings Limited

SinoPay之主要業務是透過與中國銀聯股份有限公司在上海成立之合營公司(「合營公司」)，在中國大陸提供商業對客戶電子支付及銀行間跨行轉賬解決方案服務。於二零零四年六月，合營公司完成增資交易，SinoPay於合營公司之股權由49%減至40%。本集團於合營公司之權益亦相應由3.43%攤薄至2.8%。

因應中國大陸金融服務逐漸開放，為提高效率及市場佔有率，中國銀聯股份有限公司建議合營公司與廣州好易聯支付網絡公司(「好易聯」)(目前由中國銀聯股份有限公司控制，與合營公司屬同業之廣東公司)進行一項新合併交易。在建議合併後，該兩家公司可分享資源及聯手進一步擴展全國性互通銀行卡網絡，以及進一步拓展中國銀行卡行業。管理層相信，兩家公司之建議合併可帶來重大協同效益，合營公司之業績表現應可獲得大幅提升。建議合併計劃於二零零五年內完成。

北京慧點科技開發有限公司(「慧點」)

慧點於中國從事軟件開發及解決方案服務項目，主要集中於政府電子化項目及企業界辦公室自動化方面。於報告期內，慧點於廣東及浙江設立兩家附屬公司，爭取於其他地區發展業務。

僱員及酬金政策

於本公佈刊發日期，本集團合共聘用286名全職僱員，大部份駐於本集團之香港辦事處。本集團之酬金政策乃按僱員表現而定，並符合各有關地區之薪酬趨勢。本集團提供僱員福利如職工保險計劃、公積金及退休金、酌情表現花紅、外部訓練支援，以及根據表現授予之購股權計劃。

或然負債

於二零零四年十二月三十一日，本公司或本集團有下列重大或然負債：

(a) 根據香港僱傭條例，本集團就未來可能需向僱員付出之長期服務金而產生之或然負債，於二零零四年十二月三十一日，其最高可能需付款額為3,414,000港元(二零零三年：4,057,000港元)。該或然負債之產生原因是若干僱員已於結算日為本集團服務年期滿僱傭條例下合資格於若干情況下終止僱用時獲取長期服務金。由於該情況不大可能導致本集團未來有重大資源流出，因此並無就有關可能支付金額作出撥備。

(b) 於二零零二年三月，一間附屬公司之其中一家電訊內容供應商透過其律師，向該附屬公司申索賠償1,500,000美元(相等於11,670,000港元)(涉及該附屬公司就該內容供應商所提供之服務而採用之結算率有變而產生)。該申索人亦對過去所產生之傳送量提出爭議，並聲稱少收最少2,736,000美元(相等於21,286,000港元)。

管理層已研究該等指稱，並就該附屬公司之法律權利及責任尋求法律意見。獲取意見後，該附屬公司已能夠反駁大部分指稱，並於二零零二年九月作出約6,215,000美元(相等於48,353,000港元)之反申償，向該內容供應商要求退回墊款總額，包括壞賬及在調節傳送量及其他相關項目時產生之差額。此後，該附屬公司與該內容供應商並無就上述申索進行任何溝通。

基於以上所述，管理層認為，產生任何虧損之機會甚微，因此並無在財務報表中作出撥備。

(c) 於截至二零零四年十二月三十一日止年度內，本公司簽立公司擔保，作為若干附屬公司獲授342,000港元(二零零三年：47,536,000港元)之一般銀行信貸及一家附屬公司應付租金零港元(二零零三年：101,000港元)之抵押。

審核委員會

本公司根據香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)之規定設有審核委員會，旨為審閱及監察本集團之財務申報過程及內部監控。審核委員會由本公司一名非執行董事及三名獨立非執行董事組成。審核委員會已審閱本集團截至二零零四年十二月三十一日止年度之經審核財務報表。

最佳應用守則

董事認為，於本年報涵蓋之整個會計期間，本公司一直遵守上市規則附錄十四所載之最佳應用守則(「守則」)，惟非執行董事及獨立非執行董事並非根據守則第7段所規定以特定任期委任，但須根據本公司章程細則輪值告退。由二零零五年一月一日起，上市規則附錄十四所載的守則被《企業管治常規守則》(「新守則」)取代，而新守則將適用於其後之申報期間。

於聯交所網站披露資料

根據過渡安排，於二零零四年三月三十一日前生效之上市規則附錄十六第45(1)至45(3)段規定之所有資料仍適用於二零零四年七月一日前開始之會計期間之業績公佈，有關資料將於適當時候在聯交所網站刊登。

承董事會命
行政總裁
吳智明

香港，二零零五年四月十五日

於本公佈刊發之日，執行董事為梁榮江先生(主席)、吳智明先生(行政總裁)、梁煒才先生及楊永東先生；非執行董事為劉偉棋先生；而獨立非執行董事為趙世曾博士、陳正博士及Ian Grant ROBINSON先生。

The Standard Monday, April 18, 2005

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

enewmedia

e-NEW MEDIA COMPANY LIMITED

(incorporated in Hong Kong with limited liability)

(Stock Code: 128)

PROPOSED CHANGE OF NAME OF THE COMPANY

The Board proposes to change the name of the Company to "ENM Holdings Limited 安寧控股有限公司" so as to better reflect the diversified businesses of the Company.

PROPOSED CHANGE OF NAME

The board of directors (the "Board") of e-New Media Company Limited (the "Company") proposes to change the English name of the Company from "e-New Media Company Limited" to "ENM Holdings Limited" and the Chinese name from "安寧數碼科技有限公司" to "安寧控股有限公司". The proposed change of name is subject to (a) the passing of a special resolution by the shareholders of the Company (the "Shareholders") at a general meeting of the Company; and (b) the approval by the Registrar of Companies in Hong Kong.

The Company and its subsidiaries are currently engaged in different lines of businesses including wholesale and retail of fashion wear and accessories, provision of telecommunications services, operation of recreational clubs and investment holding. The Board considers that the proposed new name will better reflect the diversified businesses of the Company.

The proposed change of name of the Company will not affect any of the rights of the existing Shareholders. All existing share certificates in issue bearing the present name of the Company will after the proposed change of name continue to be evidence of title to the shares of the Company and will be valid for trading, settlement and delivery for the same number of shares of the Company as if they were in the new proposed name of the Company. Any issue of share certificates thereafter will be in the Company's new name. There will be no special arrangement for free exchange of the existing share certificates of the Company for new share certificates printed in the Company's new name.

GENERAL

A circular containing details of the proposed change of name of the Company together with a notice convening the general meeting of the Company will be despatched to the Shareholders as soon as practicable. A further announcement will be made once the proposed change of name of the Company becomes effective.

As at the date of this announcement, the executive directors of the Company are Mr. Joseph Wing Kong LEUNG (Chairman), Mr. James C. NG (Chief Executive Officer), Mr. Derek Wai Choi LEUNG and Mr. Wing Tung YEUNG, the non-executive director is Mr. Raymond Wai Pun LAU, and the independent non-executive directors are Dr. Cecil Sze Tsung CHAO, Dr. Jen CHEN and Mr. Ian Grant ROBINSON.

By Order of the Board
e-New Media Company Limited
Joseph Wing Kong LEUNG
Chairman

Hong Kong, this 15th day of April 2005

enewmedia

e-NEW MEDIA COMPANY LIMITED

(incorporated in Hong Kong with limited liability)

(Stock Code: 128)

CONTINUING CONNECTED TRANSACTION RENEWAL OF A TENANCY AGREEMENT

The Board of the Company announces that the Company entered into the Tenancy Agreement on 28 April 2005 with the Landlord to lease Premises as office premises.

The Landlord is a company wholly-owned by Ms. Nina Kung, who is a controlling shareholder of the Company holding 34.6% of the issued share capital of the Company. Therefore, the Landlord is a connected person by reason of its being an associate of connected person of the Company within the meaning of Rule 14A.11 of the Listing Rules. Accordingly, the transaction contemplated under the Tenancy Agreement constitutes a continuing connected transaction for the Company under the Listing Rules.

Pursuant to Rule 14A.34 of the Listing Rules, as the annual rent payable under the Tenancy Agreement, being HK$1,456,200 (after taking into account of the rent free period), is less than 2.5% of each of the applicable percentage ratios, the Company is only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirements. Details of the Tenancy Agreement will be included in the annual report and accounts of the Company for each of the relevant financial years in accordance with Rule 14A.46 of the Listing Rules.

DETAILS OF THE TENANCY AGREEMENT

The Board announces that the Company entered into the Tenancy Agreement on 28 April 2005 with the Landlord to lease Premises as office premises.

The principal terms of the Tenancy Agreement are summarised as follows: -

Landlord	:	Hollywood Palace Company Limited
Tenant	:	e-New Media Company Limited
Premises	:	Suites 1502 and 1521 on 15th Floor, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong with a total gross area of 8,090 square feet
Lease term	:	Two years commencing from 1 May 2005 and expiring on 30 April 2007 (both days inclusive)
Rent	:	HK$145,620 per month (calculated at the rate of HK$18 per square feet) exclusive of management fee, government rent, government rates and other outgoings
Annual rent payable	:	HK$1,456,200 (taking into account of the rent free period)
Rent free period	:	Four months (1st, 2nd, 13th and 24th months of the term mentioned above)

REASONS FOR THE TRANSACTION

Since April 2001, the Landlord has been leasing the Premises to the Company as office premises. The existing tenancy agreement dated 26 August 2004 entered into between the Landlord and the Company in respect of the Premises at a monthly rental of HK$113,260 would expire on 30 April 2005, details of which were included in the Company's announcement dated 26 August 2004. Accordingly, the Company considers it to be commercially necessary and beneficial to renew the tenancy for the Premises so that the Company and its subsidiaries can continue to use the Premises as office premises.

The Rent will be paid in cash by the Company from its internal resources.

There is no provision for early termination in the Tenancy Agreement.

The terms of the Tenancy Agreement were arrived at arm's length negotiations by making reference to market rents of similar premises in proximity. The Directors (including the Independent Non-executive Directors) are of the opinion that the Tenancy Agreement and the terms and conditions contained herein are on normal commercial terms, are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

CONTINUING CONNECTED TRANSACTION

The Landlord is a company wholly-owned by Ms. Nina Kung, who is a controlling shareholder of the Company holding 34.6% of the issued share capital of the Company. Therefore, the Landlord is a connected person by reason of its being an associate of connected person of the Company within the meaning of Rule 14A.11 of the Listing Rules. Accordingly, the transaction contemplated under the Tenancy Agreement constitutes a continuing connected transaction for the Company under the Listing Rules.

Pursuant to Rule 14A.34 of the Listing Rules, as the annual rent payable under the Tenancy Agreement, being HK$1,456,200 (after taking into account of the rent free period), is less than 2.5% of each of the applicable percentage ratios, the Company is only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirements. Details of the Tenancy Agreement will be included in the annual report and accounts of the Company for each of the relevant financial years in accordance with Rule 14A.46 of the Listing Rules.

INFORMATION ON THE COMPANY AND THE LANDLORD

The principal activities of the Company are investment holding and securities trading. The principal activities of its subsidiaries comprise the wholesale and retail of fashion wear and accessories, provision of telecommunications services, resort and recreational club operations and investment holding.

The Landlord is engaged in the property investment for rental income.

GENERAL

As at the date of this announcement, the Executive Directors are Mr. Joseph Wing Kong LEUNG (Chairman), Mr. James C. NG (Chief Executive Officer), Mr. Derek Wai Choi LEUNG and Mr. Wing Tung YEUNG; the Non-executive Director is Mr. Raymond Wai Pun LAU; and the Independent Non-executive Directors are Dr. Cecil Sze Tsung CHAO, Dr. Jen CHEN and Mr. Ian Grant ROBINSON.

DEFINITIONS

In this announcement, the following expressions have the following meanings, unless context otherwise requires:

"Board"	the board of Directors
"Company"	e-New Media Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange
"Directors"	the directors of the Company
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Landlord"	Hollywood Palace Company Limited, a company incorporated in the British Virgin Islands as an international business company
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Tenancy Agreement"	the tenancy agreement dated 28 April 2005 entered into between the Company as tenant and the Landlord, pursuant to which the Company agreed to lease the Premises for a monthly rent of HK$145,620 for two years commencing from 1 May 2005 and expiring on 30 April 2007
"Premises"	suites 1502 and 1521 on 15th Floor, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"HK$"	the Hong Kong dollars, the lawful currency of Hong Kong
"%"	per cent.

By order of the Board of Directors
e-New Media Company Limited
James C. Ng
Chief Executive Officer

Hong Kong, 28 April 2005

enewmedia

安寧數碼科技有限公司

(於香港註冊成立之有限公司)

(股份代號：128)

持續關連交易
重續一項租賃協議

本公司董事會宣佈，本公司已於二零零五年四月二十八日與業主訂立租賃協議，據此，租入物業作為辦公室。

業主為一間由龔如心女士全資擁有之公司，龔如心女士為本公司之控股股東，持有本公司已發行股本34.6%。故此，業主因其身為本公司關連人士之一名聯繫人(定義見上市規則第14A.11條)而成為關連人士。因此，按照上市規則，根據租賃協議下擬進行之交易構成本公司之持續關連交易。

根據上市規則第14A.34條，由於按照租賃協議應付之年度租金(即1,456,200港元)(已計及免租期)乃少於各項適用百分比率之2.5%，本公司僅須遵守上市規則第14A.45條至第14A.47條所載之申報及公佈之規定，及獲豁免獨立股東批准之規定。租賃協議之詳情將按照上市規則第14A.46條，載於各有關財政年度之年報及賬目內。

租賃協議之詳情

董事會宣佈，本公司已於二零零五年四月二十八日與業主訂立租賃協議，租入物業作為辦公室。

租賃協議之主要條款概述如下：

業主：	Hollywood Palace Company Limited
租戶：	安寧數碼科技有限公司
物業：	香港九龍尖沙咀東部麼地道77號華懋廣場15樓1502及1521室(總建築面積為8,090平方呎)
租賃期：	由二零零五年五月一日起計兩年，及於二零零七年四月三十日屆滿(包括首尾兩天)
租金：	每月145,620港元(按每平方呎18港元計算)，不包括管理費、政府地租、政府差餉及其他開支
應付年度租金：	1,456,200港元(已計及免租期)
免租期：	四個月(上述租賃期之第一、第二、第十三及第二十四個月)

進行交易之原因

自二零零一年四月以來，業主一直將物業租予本公司作為辦公室。於二零零四年八月二十六日由業主與本公司就物業訂立之現有租賃協議，月租為113,260港元，將於二零零五年四月三十日屆滿，詳情已收錄於本公司於二零零四年八月二十六日刊發之公佈內。因此，本公司認為，重續物業之租賃安排，從商業角度出發為有需要及有利的，讓本公司及其附屬公司能繼續使用物業作為辦公室。

租金將由本公司以現金從其內部資源撥付。

租賃協議並無關於提早終止協議之條文。

租賃協議之條款乃按公平原則磋商及參考鄰近類似物業之市場租金後訂立。董事(包括獨立非執行董事)認為，租賃協議所載之條款及條件乃按正常商業條款訂立，屬公平合理，並符合本公司及其股東之整體利益。

持續關連交易

業主為一間由龔如心女士全資擁有之公司，龔如心女士為本公司之控股股東，持有本公司已發行股本34.6%。故此，業主因其身為本公司關連人士之一名聯繫人(定義見上市規則第14A.11條)而成為關連人士。因此，按照上市規則，根據租賃協議下擬進行之交易構成本公司之持續關連交易。

根據上市規則第14A.34條，由於按照租賃協議應付之年度租金(即1,456,200港元)(已計及免租期)乃少於各項適用百分比率之2.5%，本公司僅須遵守上市規則第14A.45條至第14A.47條所載之申報及公佈之規定，及獲豁免獨立股東批准之規定。租賃協議之詳情將按照上市規則第14A.46條，載於各有關財政年度之年報及賬目內。

本公司及業主之資料

本公司之主要業務為投資控股及證券買賣。附屬公司之主要業務則為批發及零售時裝及飾物、提供電訊服務、經營渡假中心及俱樂部及投資控股。

業主從事物業投資，以賺取租金收入。

一般資料

於本公佈日期，執行董事為梁榮江先生(主席)、吳智明先生(行政總裁)、梁煒才先生及楊永東先生；非執行董事為劉偉楨先生；而獨立非執行董事則為趙世曾博士、陳正博士及Ian Grant ROBINSON先生。

釋義

於本公佈內，除文義另有所指外，下列詞彙具有下列涵義：

「董事會」	指	董事會
「本公司」	指	安寧數碼科技有限公司，一間於香港註冊成立之有限公司，其股份於聯交所上市
「董事」	指	本公司之董事
「香港」	指	中華人民共和國香港特別行政區
「業主」	指	Hollywood Palace Company Limited，一間於英屬處女群島註冊成立為一間國際業務公司之公司
「上市規則」	指	聯交所證券上市規則
「租賃協議」	指	本公司(作為租戶)與業主於二零零五年四月二十八日訂立之租賃協議，據此，本公司同意租用物業，月租為145,620港元，由二零零五年五月一日起計兩年，於二零零七年四月三十日屆滿
「物業」	指	香港九龍尖沙咀東部麼地道77號華懋廣場15樓1502及1521室
「聯交所」	指	香港聯合交易所有限公司
「港元」	指	香港法定貨幣港元
「%」	指	百分比

承董事會命
安寧數碼科技有限公司
行政總裁
吳智明

香港，二零零五年四月二十八日

enewmedia

e-NEW MEDIA COMPANY LIMITED

(incorporated in Hong Kong with limited liability)

(Stock Code: 128)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting of e-New Media Company Limited (the "Company") will be held at the Hilltop Country Club, 10 Hilltop Road, Lo Wai, Tsuen Wan, New Territories, Hong Kong on Friday, 3 June 2005 at 10:00 a.m. for the following purposes:

ORDINARY RESOLUTIONS

1. To receive and consider the Audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2004.
2. To re-elect the retiring Directors and authorise the Board of Directors to fix their remuneration.
3. To re-appoint Ernst & Young as Auditors and authorise the Board of Directors to fix their remuneration.
4. As special business, to consider and, if thought fit, to pass with or without amendments, the following resolution as an Ordinary Resolution:

   "THAT:

   (a) subject to paragraph (c) of this Resolution and pursuant to section 57B of the Companies Ordinance, the exercise by the Board of Directors during the Relevant Period (as hereinafter defined) of all powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) of this Resolution shall authorise the Board of Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers during or after the end of the Relevant Period;

   (c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board of Directors pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) the exercise of options granted under the share option scheme of the Company, shall not in aggregate exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution and the said approval shall be limited accordingly; and

   (d) for the purpose of this Resolution:

   "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

   (i) the conclusion of the next annual general meeting of the Company;

   (ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or the Companies Ordinance to be held; and

   (iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting.

   "Rights Issue" means an offer of shares open for a period fixed by the Board of Directors to holders of shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Board of Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the law of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong applicable to the Company)."

SPECIAL RESOLUTION

5. As special business, to consider and, if thought fit, to pass with or without amendments, the following resolution as a Special Resolution:

   "**THAT**, the name of the Company be and is hereby changed from "e-New Media Company Limited 安寧數碼科技有限公司" to "ENM Holdings Limited 安寧控股有限公司" and **THAT** the Board of Directors be and are hereby authorised to carry out the necessary filing procedures with the Registrar of Companies in Hong Kong and to do all such acts, deeds and things as they may in their absolute discretion, deem fit, to effect and implement the change of name of the Company."

By order of the Board
e-New Media Company Limited
Joseph Wing Kong LEUNG
Chairman

Hong Kong, 29 April 2005

Registered Office:
Suite 1502, 15th Floor
Chinachem Golden Plaza
77 Mody Road, Tsimshatsui East
Kowloon
Hong Kong

Notes:

1. Any shareholder of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company.
2. A form of proxy for use at the meeting is enclosed. To be valid, the proxy form, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of that power of attorney or authority, must be deposited at the registered office of the Company at Suite 1502, 15th Floor, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding of the meeting or any adjournment thereof.
3. Where there are joint holders of any share, any one of such holders may vote at the meeting, either in person or by proxy, in respect of such share as if he were solely entitled to vote, but if more than one of such joint holders are present at the meeting in person or by proxy, the person so present whose name stands first in the register of members of the Company in respect of such share shall alone be entitled to vote in respect of it.
4. Completion and return of the form of proxy will not preclude a shareholder from attending the meeting and voting in person at the meeting or any adjourned meeting if he so desires. If a shareholder attends the meeting after having deposited the form of proxy, his form of proxy *will be deemed to have been revoked*.
5. As at the date hereof, the executive directors of the Company are Mr. Joseph Wing Kong LEUNG (Chairman), Mr. James C. NG (Chief Executive Officer), Mr. Derek Wai Choi LEUNG and Mr. Wing Tung YEUNG, the non-executive director of the Company is Mr. Raymond Wai Pun LAU, and the independent non-executive directors of the Company are Dr. Cecil Sze Tsung CHAO, Dr. Jen CHEN and Mr. Ian Grant ROBINSON.

enewmedia

安寧數碼科技有限公司

（於香港註冊成立的有限公司）
股份代號：128

股東週年大會通告

茲通告安寧數碼科技有限公司（「本公司」）謹訂於二零零五年六月三日星期五上午十時正，假座香港新界荃灣老圍顯達路10號顯達鄉村俱樂部舉行股東週年大會，藉以討論下列事項：

普通決議案

1. 省覽及考慮截至二零零四年十二月三十一日止年度之經審核財務報表、董事會報告及核數師報告。
2. 重選退任董事及授權董事會釐定其酬金。
3. 重新委任安永會計師事務所為核數師及授權董事會釐定其酬金。
4. 作為特別事項，考慮及酌情通過（不論會否作出修訂）下列決議案為普通決議案：

「動議：

(a) 在本決議案(c)段之規限下及依據《公司條例》第57B條，一般性及無條件批准董事會於有關期間（定義見下文）內行使本公司一切權力，以配發、發行及處理本公司股本之額外股份，以及作出或授予或須行使該權力之售股建議、協議及購股權；

(b) 本決議案(a)段之批准乃授權董事會於有關期間內作出或授予或須於有關期間內或結束後行使該等權力之售股建議、協議及購股權；

(c) 董事會根據本決議案(a)段之批准所配發或有條件或無條件同意配發（不論是否根據購股權或以其他方式進行）之股本面值總額，除根據(i)供股（定義見下文）或(ii)根據本公司之購股權計劃而行使之購股權外，不得超過於本決議案獲通過當日本公司已發行股本總面值百分之二十，而上述批准亦須受此相應限制；及

(d) 就本決議案而言：

「有關期間」指由本決議案通過之日起至下列任何較早之日期止之期間：

(i) 本公司下屆股東週年大會結束之日；

(ii) 本公司組織章程細則或《公司條例》規定本公司須舉行下屆股東週年大會期限屆滿之日；及

(iii) 本公司股東於股東大會上通過普通決議案撤銷或修訂本決議案授予之權力之日。

「供股」指在董事會所訂定之期間內，向載列於某一指定記錄日期之本公司股東名冊內之股份持有人，按照其當時之持股比例所提出配售新股之建議（惟董事會有權就零碎股份或因適用於本公司之本港以外任何地域之法律或任何認可管制機構或證券交易所之規定所引致之任何限制或責任而必須或權宜取消若干股東在此方面之權利或作出其他安排）。」

特別決議案

5. 作為特別事項，考慮並酌情通過（不論會否作出修訂）下列決議案為特別決議案：

「動議將本公司之名稱由「e-New Media Company Limited安寧數碼科技有限公司」更改為「ENM Holdings Limited安寧控股有限公司」，並動議授權董事會辦理香港公司註冊處處長所須之存檔手續，以及作出一切彼等可能酌情認為合適之行動、行為及事宜，致使更改本公司名稱之事宜得以生效及實行。」

承董事會命
安寧數碼科技有限公司
主席
梁榮江

香港，二零零五年四月二十九日

註冊辦事處：
香港九龍
尖沙咀東部
麼地道77號
華懋廣場
15樓1502室

附註：

1. 凡有權出席大會及於會上投票之本公司股東，均有權委派一位或以上代表，代其出席及投票。受委代表毋須為本公司股東。
2. 隨附為大會適用之代表委任表格。代表委任表格連同授權簽署該表格之授權書或其他授權文件（如有）或由公證人簽署證明之該等授權書或授權文件副本，必須盡快送達本公司註冊辦事處，地址為香港九龍尖沙咀東部麼地道77號華懋廣場15樓1502室，惟在任何情況下，最遲須於大會或其任何續會指定舉行時間四十八小時前送達，方為有效。
3. 如屬任何股份之聯名持有人，任何一名該等持有人均可親自或委派代表就有關股份於大會上投票，猶如彼為唯一有權投票者；惟倘若超過一位該聯名持有人親自或委派代表出席大會，則僅就該等股份於本公司股東名冊內排名列首位之出席人士方有權就該等股份投票。
4. 填妥及交回代表委任表格後，股東仍可親自出席大會或其任何續會，並於會上投票。如股東在遞交代表委任表格後出席大會，則其代表委任表格將視為撤銷。
5. 於本通告日期，本公司執行董事為梁榮江先生（主席）、吳智明先生（行政總裁）、梁煒才先生及楊永東先生；本公司非執行董事為劉偉權先生；而本公司獨立非執行董事則為趙世曾博士、陳正博士及Ian Grant ROBINSON先生。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in e-New Media Company Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

enewmedia

e-NEW MEDIA COMPANY LIMITED

安寧數碼科技有限公司

(Incorporated in Hong Kong with limited liability)

Stock code: 128

PROPOSALS FOR RE-ELECTION OF DIRECTORS, GENERAL MANDATE TO ISSUE SHARES, CHANGE OF COMPANY NAME AND NOTICE OF ANNUAL GENERAL MEETING

A notice convening an annual general meeting of the Company to be held at the Hilltop Country Club, 10 Hilltop Road, Lo Wai, Tsuen Wan, New Territories, Hong Kong on Friday, 3 June 2005 at 10:00 a.m. is set out on pages 9 to 11 of this circular. Whether or not you are able to attend the meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon to the registered office of the Company at Suite 1502, 15th Floor, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or any adjournment thereof (as the case may be) should you so wish.

29 April 2005

CONTENTS

Page

In this circular, the following expressions shall have the meanings set out below unless the context requires otherwise:

"AGM"	the annual general meeting of the Company to be held at the Hilltop Country Club, 10 Hilltop Road, Lo Wai, Tsuen Wan, New Territories, Hong Kong on Friday, 3 June 2005 at 10:00 a.m. or any adjourned meeting thereof
"Articles of Association"	the articles of association of the Company
"Board" or "Board of Directors"	the board of Directors from time to time
"Companies Ordinance"	the Companies Ordinance, Chapter 32 of the Laws of Hong Kong
"Company"	e-New Media Company Limited, a company incorporated in Hong Kong with limited liability under the Companies Ordinance, whose shares are listed on the main board of the Stock Exchange
"Director(s)"	the director(s) of the Company
"Group"	the Company and its Subsidiaries
"Latest Practicable Date"	26 April 2005, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"SFO"	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
"Share(s)"	ordinary share(s) of HK$0.01 each in the issued share capital of the Company
"Shareholders"	holders of Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subsidiary"	a subsidiary for the time being of the Company within the meaning of the Companies Ordinance and "Subsidiaries" shall be construed accordingly

enewmedia

e-NEW MEDIA COMPANY LIMITED

安寧數碼科技有限公司

(Incorporated in Hong Kong with limited liability)

Stock code: 128

Executive Directors:
Mr. Joseph Wing Kong LEUNG *(Chairman)*
Mr. James C. NG *(Chief Executive Officer)*
Mr. Derek Wai Choi LEUNG
Mr. Wing Tung YEUNG

Non-Executive Director:
Mr. Raymond Wai Pun LAU

Independent Non-Executive Directors:
Dr. Cecil Sze Tsung CHAO
Dr. Jen CHEN
Mr. Ian Grant ROBINSON

Registered office:
Suite 1502, 15th Floor
Chinachem Golden Plaza
77 Mody Road, Tsimshatsui East
Kowloon
Hong Kong

29 April 2005

To the Shareholders

Dear Sir/Madam,

PROPOSALS FOR RE-ELECTION OF DIRECTORS, GENERAL MANDATE TO ISSUE SHARES, CHANGE OF COMPANY NAME AND NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

The purpose of this circular is to provide you with information regarding the proposals for re-election of Directors, the grant to the Board of general mandate to issue Shares and the change of name of the Company and to seek your approval of the ordinary resolutions and the special resolution relating to these matters at the AGM.

RE-ELECTION OF DIRECTORS

In accordance with Article 92 of the Articles of Association, Dr. Cecil Sze Tsung CHAO and Mr. Ian Grant ROBINSON, having been appointed to the Board since the date of the last annual general meeting of the Company, shall retire at the AGM and, being eligible, offer themselves for re-election.

In accordance with Article 101 of the Articles of Association, Mr. James C. NG and Mr. Raymond Wai Pun LAU shall retire by rotation at the AGM and, being eligible, offer themselves for re-election.

Details of the above Directors who are required to be disclosed by the Listing Rules are set out in the Appendix to this circular.

GENERAL MANDATE TO ISSUE SHARES

At the last annual general meeting of the Company held on 3 June 2004, a general mandate was given to the Board to issue Shares. Such mandate will lapse at the conclusion of the AGM. In order to ensure flexibility and discretion to the Board in the event that it becomes desirable to issue any Shares, an ordinary resolution will be proposed at the AGM that the Board be given a general and unconditional mandate to exercise all the powers of the Company to allot, issue and deal with Shares and other securities equal in aggregate up to 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of the relevant resolution granting such mandate.

CHANGE OF NAME OF THE COMPANY

The Board proposes to change the English name of the Company from "e-New Media Company Limited" to "ENM Holdings Limited" and the Chinese name from "安寧數碼科技有限公司" to "安寧控股有限公司".

The Group are currently engaged in different lines of businesses including the wholesale and retail of fashion wear and accessories, provision of telecommunications services, resort and recreational club operations and investment holding. The Board considers that the proposed new name will better reflect the diversified businesses of the Company.

The proposed change of name of the Company will not affect any rights of the Shareholders. All existing share certificates in issue bearing the present name of the Company will after the change of name continue to be evidence of title to the Shares and will be valid for trading, settlement and delivery for the same number of Shares as if they were in the new proposed name of the Company. Any issue of share certificates thereafter will be in the Company's new name. There will be no special arrangement for free exchange of the existing share certificates of the Company for new share certificates printed in the Company's new name.

The proposed change of name is subject to the passing of a special resolution by the Shareholders at the AGM and the approval by the Registrar of Companies in Hong Kong. The Company will carry out the necessary filing procedures with the Registrar of Companies in Hong Kong in due course. A further announcement will be made once the proposed change of name of the Company becomes effective.

ANNUAL GENERAL MEETING

A notice convening the AGM is set out on pages 9 to 11 of this circular. Resolutions in respect of, among other things, the re-election of Directors, the grant to the Board of the general mandate to issue Shares and the change of name of the Company will be proposed at the AGM.

A form of proxy for use by the Shareholders at the AGM is enclosed. Whether or not you are able to attend the AGM in person, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to the registered office of the Company at Suite 1502, 15th Floor, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding such AGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the AGM should you so wish.

PROCEDURE FOR DEMANDING A POLL

Pursuant to Article 73 of the Articles of Association, the resolutions put to the vote of the AGM shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) duly demanded. A poll may be demanded by:

(a) the Chairman of the AGM; or

(b) at least three Shareholders present in person or in the case of a Shareholder being a corporation by its duly authorised representative or by proxy for the time being entitled to vote at the AGM; or

(c) any Shareholder(s) present in person or in the case of a Shareholder being a corporation by its duly authorised representative or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all the Shareholders having the right to attend and vote at the AGM; or

(d) any Shareholder(s) present in person or in the case of a Shareholder being a corporation by its duly authorised representative or by proxy and holding Shares conferring a right to attend and vote at the AGM on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all Shares conferring that right.

RECOMMENDATION

The Board considers that the re-election of Directors, the grant to the Board of the general mandate to issue Shares and the change of name of the Company are in the best interest of the Company and the Shareholders and recommends the Shareholders to vote in favour of all resolutions to be proposed at the AGM.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

By order of the Board
e-New Media Company Limited
Joseph Wing Kong LEUNG
Chairman

The following are the particulars, as at the Latest Practicable Date, of the four Directors to be re-elected at the AGM:

(1) **Dr. Cecil Sze Tsung CHAO**
(Independent Non-Executive Director and Member of Audit Committee)

Dr. Chao, aged 68, joined the Company as Independent Non-Executive Director in September 2004. Dr. Chao is the founder and executive chairman of Cheuk Nang (Holdings) Limited, a company listed on the Stock Exchange. Dr. Chao obtained a bachelor of architecture degree, with honours, from The University of Durham, England and subsequently worked in the field of property, investment, finance, architecture and construction for forty years. He also worked for Hong Kong Government Building Department and Architectural Office and was elected as director of Hong Kong Real Estate Developers' Association for over 20 years. Dr. Chao is a Hong Kong registered architect and a member of the Royal Institute of British Architect and has obtained Honorary Doctor Degree (Ph. D.) from the U.S. Morrison University. Dr. Chao was also awarded 2004's World Outstanding Chinese.

There is no service contract signed between Dr. Chao and the Company. Dr. Chao is not appointed for a specific term but is subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Articles of Association. Dr. Chao is entitled to an annual director's fee of HK$20,000 with reference to his duties and responsibilities with the Company (subject to periodical review by the Board and approval of the Shareholders at annual general meetings from time to time). Save for the aforesaid, Dr. Chao is not entitled to any other emoluments from the Company.

Save as disclosed above, Dr. Chao does not hold any position with the Company and other members of the Group and did not hold any directorship in other listed companies in the past three years preceding the Latest Practicable Date.

Dr. Chao has no relationship with any Directors, senior management or substantial or controlling Shareholders.

As at the Latest Practicable Date, Dr. Chao does not have any interest in the Shares within the meaning of Part XV of the SFO.

Save as disclosed above, there are no other matters that need to be brought to the attention of the Shareholders.

(2) **Mr. Ian Grant ROBINSON**
(Independent Non-Executive Director and Chairman of Audit Committee)

Mr. Robinson, aged 66, joined the Company as Independent Non-Executive Director in September 2004. Mr. Robinson heads up Robinson Management Limited, a consulting and management company. Prior to setting up his own firm in 1995, he has had 39 years of experience as a professional accountant and was a senior partner with Ernst and Young, one of the largest international accounting firms. He has been based in Hong Kong since 1980, servicing the Asian

enewmedia

e-NEW MEDIA COMPANY LIMITED

安寧數碼科技有限公司

(Incorporated in Hong Kong with limited liability)

Stock code: 128

NOTICE IS HEREBY GIVEN that an Annual General Meeting of e-New Media Company Limited (the "Company") will be held at the Hilltop Country Club, 10 Hilltop Road, Lo Wai, Tsuen Wan, New Territories, Hong Kong on Friday, 3 June 2005 at 10:00 a.m. for the following purposes:

ORDINARY RESOLUTIONS

1. To receive and consider the Audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2004.

2. To re-elect the retiring Directors and authorise the Board of Directors to fix their remuneration.

3. To re-appoint Ernst & Young as Auditors and authorise the Board of Directors to fix their remuneration.

4. As special business, to consider and, if thought fit, to pass with or without amendments, the following resolution as an Ordinary Resolution:

   "THAT:

   (a) subject to paragraph (c) of this Resolution and pursuant to section 57B of the Companies Ordinance, the exercise by the Board of Directors during the Relevant Period (as hereinafter defined) of all powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) of this Resolution shall authorise the Board of Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers during or after the end of the Relevant Period;

   (c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board of Directors pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) the exercise of options granted under the share option scheme of the Company, shall not in aggregate exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or the Companies Ordinance to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Board of Directors to holders of shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Board of Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the law of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong applicable to the Company)."

SPECIAL RESOLUTION

5. As special business, to consider and, if thought fit, to pass with or without amendments, the following resolution as a Special Resolution:

"**THAT**, the name of the Company be and is hereby changed from "e-New Media Company Limited 安寧數碼科技有限公司 to "ENM Holdings Limited 安寧控股有限公司" and **THAT** the Board of Directors be and are hereby authorised to carry out the necessary filing procedures with the Registrar of Companies in Hong Kong and to do all such acts, deeds and things as they may in their absolute discretion, deem fit, to effect and implement the change of name of the Company."

By order of the Board
e-New Media Company Limited
Joseph Wing Kong LEUNG
Chairman

Hong Kong, 29 April 2005

Registered Office:
Suite 1502, 15th Floor
Chinachem Golden Plaza
77 Mody Road, Tsimshatsui East
Kowloon
Hong Kong

Notes:

1. Any shareholder of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company.

2. A form of proxy for use at the meeting is enclosed. To be valid, the proxy form, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of that power of attorney or authority, must be deposited at the registered office of the Company at Suite 1502, 15th Floor, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding of the meeting or any adjournment thereof.

3. Where there are joint holders of any share, any one of such holders may vote at the meeting, either in person or by proxy, in respect of such share as if he were solely entitled to vote, but if more than one of such joint holders are present at the meeting in person or by proxy, the person so present whose name stands first in the register of members of the Company in respect of such share shall alone be entitled to vote in respect of it.

4. Completion and return of the form of proxy will not preclude a shareholder from attending the meeting and voting in person at the meeting or any adjourned meeting if he so desires. If a shareholder attends the meeting after having deposited the form of proxy, his form of proxy will be deemed to have been revoked.

5. As at the date hereof, the executive directors of the Company are Mr. Joseph Wing Kong LEUNG (Chairman), Mr. James C. NG (Chief Executive Officer), Mr. Derek Wai Choi LEUNG and Mr. Wing Tung YEUNG, the non-executive director of the Company is Mr. Raymond Wai Pun LAU, and the independent non-executive directors of the Company are Dr. Cecil Sze Tsung CHAO, Dr. Jen CHEN and Mr. Ian Grant ROBINSON.

註冊辦事處：
香港九龍
尖沙咀東部
麼地道77號
華懋廣場
15樓1502室

附註：

1. 凡有權出席大會及於會上投票之本公司股東，均有權委派一位或以上代表，代其出席及投票。受委代表毋須為本公司股東。

2. 隨附為大會適用之代表委任表格。代表委任表格連同授權簽署該表格之授權書或其他授權文件(如有)或由公證人簽署證明之該等授權書或授權文件副本，必須盡快送達本公司註冊辦事處，地址為香港九龍尖沙咀東部麼地道77號華懋廣場15樓1502室，惟在任何情況下，最遲須於大會或其任何續會指定舉行時間四十八小時前送達，方為有效。

3. 如屬任何股份之聯名持有人，任何一名該等持有人均可親自或委派代表就有關股份於大會上投票，猶如彼為唯一有權投票者；惟倘若超過一位該聯名持有人親自或委派代表出席大會，則僅就該等股份於本公司股東名冊內排名列首位之出席人士方有權就該等股份投票。

4. 填妥及交回代表委任表格後，股東仍可親自出席大會或其任何續會，並於會上投票。如股東在遞交代表委任表格後出席大會，則其代表委任表格將視為撤銷。

5. 於本通函日期，本公司執行董事為梁榮江先生(主席)、吳智明先生(行政總裁)、梁煒才先生及楊永東先生；本公司非執行董事為劉偉檳先生；而本公司獨立非執行董事則為趙世曾博士、陳正博士及Ian Grant ROBINSON先生。

(d) 就本決議案而言：

「有關期間」指由本決議案通過之日起至下列任何較早之日期止之期間：

(i) 本公司下屆股東週年大會結束之日；

(ii) 本公司組織章程細則或《公司條例》規定本公司須舉行下屆股東週年大會期限屆滿之日；及

(iii) 本公司股東於股東大會上通過普通決議案撤銷或修訂本決議案授予之權力之日。

「供股」指在董事會所訂定之期間內，向載列於某一指定記錄日期之本公司股東名冊內之股份持有人，按照其當時之持股比例所提出配售新股之建議(惟董事會有權就零碎股份或因適用於本公司之本港以外任何地域之法律或任何認可管制機構或證券交易所之規定所引致之任何限制或責任而必須或權宜取消若干股東在此方面之權利或作出其他安排)。」

特別決議案

5. 作為特別事項，考慮並酌情通過(不論會否作出修訂)下列決議案為特別決議案：

「**動議**將本公司之名稱由「e-New Media Company Limited安寧數碼科技有限公司」更改為「ENM Holdings Limited安寧控股有限公司」，並**動議**授權董事會辦理香港公司註冊處處長所須之存檔手續，以及作出一切彼等可能酌情認為合適之行動、行為及事宜，致使更改本公司名稱之事宜得以生效及實行。」

承董事會命
安寧數碼科技有限公司
主席
梁榮江

香港，二零零五年四月二十九日

enewmedia

e-NEW MEDIA COMPANY LIMITED
安寧數碼科技有限公司

（於香港註冊成立的有限公司）

股份代號：128

茲通告安寧數碼科技有限公司（「本公司」），謹訂於二零零五年六月三日星期五上午十時正，假座香港新界荃灣老圍顯達路10號顯達鄉村俱樂部舉行股東週年大會，藉以討論下列事項：

普通決議案

1. 省覽及考慮截至二零零四年十二月三十一日止年度之經審核財務報表、董事會報告及核數師報告。

2. 重選退任董事及授權董事會釐定其酬金。

3. 重新委任安永會計師事務所為核數師及授權董事會釐定其酬金。

4. 作為特別事項，考慮及酌情通過（不論會否作出修訂）下列決議案為普通決議案：

「動議：

(a) 在本決議案(c)段之規限下及依據《公司條例》第57B條，一般性及無條件批准董事會於有關期間（定義見下文）內行使本公司一切權力，以配發、發行及處理本公司股本之額外股份，以及作出或授予或須行使該權力之售股建議、協議及購股權；

(b) 本決議案(a)段之批准乃授權董事會於有關期間內作出或授予或須於有關期間內或結束後行使該等權力之售股建議、協議及購股權；

(c) 董事會根據本決議案(a)段之批准所配發或有條件或無條件同意配發（不論是否根據購股權或以其他方式進行）之股本面值總額，除根據(i)供股（定義見下文）或(ii)根據本公司之購股權計劃而行使之購股權外，不得超過於本決議案獲通過當日本公司已發行股本總面值百分之二十，而上述批准亦須受此相應限制；及

除以上所披露者外，吳先生並無於本公司或本集團其他成員公司擔任任何職位，及於最後實際可行日期前三年內，亦無在其他上市公司擔任董事一職。

吳先生與任何董事、高級管理層或主要股東或控股股東概無關係。

於最後實際可行日期，吳先生並無擁有根據證券及期貨條例第XV部所指之任何股份權益。

除以上所披露者外，並無其他事宜須提請股東注意。

(4) **劉偉檳先生**
(非執行董事及審核委員會成員)

劉先生，五十五歲，於二零零一年三月加入本公司為獨立非執行董事，並自二零零四年九月起調任為非執行董事。劉先生是梁錦濤•關學林律師行之首席合夥人。劉先生為香港高等法院之律師，並合資格於英國及澳洲省市執業。劉先生亦為一名法律公證人及中國委託公證人。

於二零零四年三月至二零零五年一月期間，劉先生曾擔任聯交所上市公司銀河映像控股有限公司之獨立非執行董事。

劉先生與本公司並無簽訂服務合約。劉先生並非按特定任期委任，惟須按照章程細則於本公司股東週年大會上輪值告退及膺選連任。劉先生就其在本公司之職務及責任，可享有董事袍金每年20,000港元(惟須不時經董事會定期檢討及於股東週年大會上經股東批准)。除上述者外，劉先生並無享有本公司任何其他酬金。

除以上所披露者外，劉先生並無於本公司或本集團其他成員公司擔任任何職位，及於最後實際可行日期前三年內，亦無在其他上市公司擔任董事一職。

劉先生與任何董事、高級管理層或主要股東或控股股東概無關係。

於最後實際可行日期，劉先生並無擁有根據證券及期貨條例第XV部所指之任何股份權益。

除以上所披露者外，並無其他事宜須提請股東注意。

任高級合夥人。Robinson先生自一九八零年一直駐於香港，為亞洲地區提供專業會計服務，並曾於世界多個主要國家工作。Robinson先生現出任美國納斯達克上市公司Brek Energy Inc.之主席及香港房屋協會執行委員。於二零零三年八月至二零零四年七月期間，彼曾擔任聯交所上市公司耀科國際(控股)有限公司之獨立非執行董事。

Robinson先生與本公司並無簽訂服務合約。Robinson先生並非按特定任期委任，惟須按照章程細則於本公司股東週年大會上輪值告退及膺選連任。Robinson先生就其在本公司之職務及責任，可享有董事袍金每年240,000港元(惟須不時經董事會定期檢討及於股東週年大會上經股東批准)。除上述者外，Robinson先生並無享有本公司任何其他酬金。

除以上所披露者外，Robinson先生並無於本公司或本集團其他成員公司擔任任何職位，及於最後實際可行日期前三年內，亦無在其他上市公司擔任董事一職。

Robinson先生與任何董事、高級管理層或主要股東或控股股東概無關係。

於最後實際可行日期，Robinson先生並無擁有根據證券及期貨條例第XV部所指之任何股份權益。

除以上所披露者外，並無其他事宜須提請股東注意。

(3) **吳智明先生**
(行政總裁兼執行董事)

吳先生，六十一歲，於二零零一年三月加入本公司為行政總裁兼執行董事。於獲委任前，吳先生曾擔任香港前第一太平銀行之行政總裁。吳先生是華懋集團公司之董事，亦同時擔任香港僱主聯合會諮詢委員。

吳先生亦出任本公司若干附屬公司之董事，並為聯交所上市公司利基控股有限公司及耶加達交易所上市公司PT Bank Lippo Tbk之獨立非執行董事。

吳先生就其擔任本公司行政總裁之職務，可享有酬金每年約3,900,000港元。吳先生獲委任為行政總裁一職，並無特定服務期。吳先生獲委任為董事一職，須按照章程細則於本公司股東週年大會上輪值告退及膺選連任。吳先生可享有董事袍金每年20,000港元(惟須不時經董事會定期檢討及於股東週年大會上經股東批准)。除上述者外，吳先生並無享有本公司任何其他酬金。

以下為有關四位將於股東週年大會重選之董事截至最後實際可行日期之詳情:

(1) **趙世曾博士**
(獨立非執行董事及審核委員會成員)

趙博士，六十八歲，於二零零四年九月加入本公司為獨立非執行董事。趙博士為聯交所上市公司卓能(集團)有限公司的創辦人及執行主席。趙博士畢業於英國Durham大學，獲建築學榮譽學士銜，其後從事地產、投資、財務、樓宇設計及建築行業達40年，他亦曾在政府屋宇署及建築部門工作及擔任香港地產建設商會董事超過20年。趙博士乃香港註冊建築師及英國皇家建築師學會會員及持有美國摩利臣大學榮譽博士銜。趙博士亦榮獲二零零四年之世界傑出華人獎。

趙博士與本公司並無簽訂服務合約。趙博士並非按特定任期委任，惟須按照章程細則於本公司股東週年大會上輪值告退及膺選連任。趙博士就其在本公司之職務及責任，可享有董事袍金每年20,000港元(惟須不時經董事會定期檢討及於股東週年大會上經股東批准)。除上述者外，趙博士並無享有本公司任何其他酬金。

除以上所披露者外，趙博士並無於本公司或本集團其他成員公司擔任任何職位，及於最後實際可行日期前三年內，亦無在其他上市公司擔任董事一職。

趙博士與任何董事、高級管理層或主要股東或控股股東概無關係。

於最後實際可行日期，趙博士並無擁有根據證券及期貨條例第XV部所指之任何股份權益。

除以上所披露者外，並無其他事宜須提請股東注意。

(2) **Ian Grant ROBINSON先生**
(獨立非執行董事及審核委員會主席)

Robinson先生，六十六歲，於二零零四年九月加入本公司為獨立非執行董事。Robinson先生為顧問及管理公司Robinson Management Limited之主管。一九九五年該公司成立前，Robinson先生已任職專業會計師達39年，並於國際會計師行安永會計師事務所出

責任聲明

本通函所載之內容遵照上市規則之規定提供有關本公司之資料。各董事願共同及個別就本通函所載之資料之準確性承擔全部責任，並在作出一切合理查詢後確認，就彼等所知及所信，本通函並無遺漏任何其他事項，致使其所載任何聲明有所誤導。

此致

列位股東　台照

承董事會命
安寧數碼科技有限公司
主席
梁榮江

香港，二零零五年四月二十九日

股東週年大會

召開股東週年大會之通告載於本通函第9至11頁。於股東週年大會上將提呈(其中包括)有關重選董事、授予董事會發行股份之一般授權及更改本公司名稱之決議案。

本通函隨附股東週年大會適用之代表委任表格。無論 閣下能否親身出席股東週年大會，務請盡快按照代表委任表格上所印列之指示填妥，並交回本公司註冊辦事處，地址為香港九龍尖沙咀東部麼地道77號華懋廣場15樓1502室，惟在任何情況下，最遲須於股東週年大會指定舉行時間四十八小時前交回。填妥及交回代表委任表格後， 閣下仍可親身出席股東週年大會及於會上投票。

要求以投票方式表決之程序

根據章程細則第73條，於股東週年大會上就所提呈之決議案須以舉手方式表決，惟(於宣佈以舉手方式表決之結果之前或之時)正式要求以投票方式表決則除外，以下人士可要求以投票方式表決：

(a) 股東週年大會主席；或

(b) 至少三名親身出席之股東或倘股東為一家公司，則為其正式授權之代表，或當時有權在股東週年大會上投票之受委代表；或

(c) 任何親身出席之股東或倘股東為一家公司，則為其正式授權之代表，或受委代表，而彼等之投票權，乃不少於有權出席股東週年大會及於會上投票之全體股東之總投票權之十分之一；或

(d) 任何親身出席之股東或倘股東為一家公司，則為其正式授權之代表，或受委代表，而彼等所持有附帶權利可出席股東週年大會及於會上投票之股份，其已繳足之總金額不少於附帶上述權利之所有股份之繳足總金額之十分之一。

推薦建議

董事會認為，重選董事、授予董事會發行股份之一般授權及更改本公司名稱符合本公司及股東之最佳利益，並推薦股東投票贊成將於股東週年大會上提呈之所有決議案。

重選董事

根據章程細則第92條規定，自上屆股東週年大會舉行日期後獲委任之趙世曾博士及Ian Grant ROBINSON先生，須於股東週年大會上依章輪值告退，惟彼等符合資格，願膺選連任。

根據章程細則第101條規定，吳智明先生及劉偉檳先生須於股東週年大會上依章輪值告退，惟彼等符合資格，願膺選連任。

根據上市規則規定須披露之上述董事之詳情載於本通函之附錄。

發行股份之一般授權

於二零零四年六月三日舉行之本公司上屆股東週年大會上，董事會獲授予發行股份之一般授權。該授權將於股東週年大會結束時失效。為使董事會具靈活性及可酌情於合適情況下發行任何股份，將於股東週年大會上提呈一項普通決議案，以授予董事會一般及無條件授權，行使本公司所有權力配發、發行及處理合共最多達有關授予該授權之決議案通過當日本公司已發行股本總面值20%之股份及其他證券。

更改本公司名稱

董事會建議將本公司之英文名稱由「e-New Media Company Limited」更改為「ENM Holdings Limited」，以及將中文名稱由「安寧數碼科技有限公司」更改為「安寧控股有限公司」。

本集團目前從事不同種類之業務，包括批發及零售時裝及飾物、提供電訊服務、經營渡假中心及俱樂部及投資控股。董事會認為，建議之新名稱將更能反映本公司之多元化業務。

建議更改本公司名稱，將不會影響股東之任何權益。所有印有本公司現有名稱之現有已發行股票將於更改名稱後繼續為股份所有權之憑證，並將繼續有效用於買賣、結算及交收相同數目之股份，猶如其為本公司建議新名稱之股票。任何其後發行之股票將以本公司新名稱印發。本公司將不會就本公司現有股票免費更換印有本公司新名稱之新股票作出特別安排。

建議更改名稱須待股東於股東週年大會上通過一項特別決議案及香港公司註冊處處長批准後，方可作實。本公司將於適當時候辦理香港公司註冊處處長所須之存檔手續。在建議更改本公司名稱生效後，本公司將隨即另行發出公佈。

enewmedia

e-NEW MEDIA COMPANY LIMITED
安寧數碼科技有限公司

(於香港註冊成立的有限公司)

股份代號：128

執行董事：
梁榮江先生(主席)
吳智明先生(行政總裁)
梁煒才先生
楊永東先生

非執行董事：
劉偉檳先生

獨立非執行董事：
趙世曾博士
陳正博士
Ian Grant ROBINSON先生

註冊辦事處：
香港
九龍
尖沙咀東部
麼地道77號
華懋廣場15樓1502室

敬啟者：

重選董事、
發行股份之一般授權、
更改公司名稱之建議
及
股東週年大會通告

緒言

本通函旨在為　閣下提供關於重選董事、授予董事會發行股份之一般授權及更改本公司名稱之建議之資料，並尋求　閣下於股東週年大會上批准關於此等事宜之普通決議案及特別決議案。

釋　義

於本通函內，除文義另有所指外，下列詞彙之涵義載列如下：

「股東週年大會」	指	本公司將於二零零五年六月三日星期五上午十時正，假座香港新界荃灣老圍顯達路10號顯達鄉村俱樂部舉行之股東週年大會或其任何續會
「章程細則」	指	本公司之組織章程細則
「董事會」	指	不時之董事會
「公司條例」	指	香港法例第32章公司條例
「本公司」	指	安寧數碼科技有限公司，根據公司條例於香港註冊成立之有限公司，其股份於聯交所主板上市
「董事」	指	本公司之董事
「本集團」	指	本公司及其附屬公司
「最後實際可行日期」	指	二零零五年四月二十六日，即本通函付印前就確定其所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股份」	指	本公司已發行股本中每股面值0.01港元之普通股
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「附屬公司」	指	按公司條例定義之本公司一家附屬公司，而「該等附屬公司」一詞亦按此詮釋

目　錄

頁次

此乃要件　請即處理

閣下如對本通函之任何方面或應辦之手續**有任何疑問**，應諮詢　閣下之持牌證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓所有名下之安寧數碼科技有限公司股份，應立即將本通函連同隨附之代表委任表格送交買主或經手買賣或轉讓之銀行、持牌證券商或其他代理商，以便轉交買主或承讓人。

enewmedia

e-NEW MEDIA COMPANY LIMITED

安寧數碼科技有限公司

(於香港註冊成立的有限公司)

股份代號：128

重選董事、
發行股份之一般授權、
更改公司名稱之建議
及
股東週年大會通告

本公司將於二零零五年六月三日星期五上午十時正，假座香港新界荃灣老圍顯達路10號顯達鄉村俱樂部舉行股東週年大會，大會通告載於本通函第9至11頁。無論　閣下能否出席大會，務請盡快按隨附之代表委任表格上所印列之指示填妥，並交回本公司之註冊辦事處，地址為香港九龍尖沙咀東部麼地道77號華懋廣場15樓1502室，惟在任何情況下，最遲須於大會或其任何續會(視情況而定)指定舉行時間四十八小時前交回。填妥及交回代表委任表格後，　閣下仍可出席大會或其任何續會(視情況而定)及於會上投票。

二零零五年四月二十九日